UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14959 Brady Corporation
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Reports of Independent Registered Public Accounting Firm

BRADY MATCHED 401(k) PLAN

Consent of Clifton Gunderson LLP

NOTE:	All other schedules required by Section 2520.103—10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Retirement Committee
Brady Matched 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Milwaukee, Wisconsin
June 24, 2009

BRADY MATCHED 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007
ASSETS

	2008	2007
ASSETS
Investments — at fair value	$118,493,171	$174,698,244

Cash	2,259	4,576

Receivables
Company contributions	658,881	715,096
Interest income	—	1,252,100

Total receivables	658,881	1,967,196

Total assets	119,154,311	176,670,016

LIABILITIES — excess contributions payable	(5,252)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	119,149,059	176,670,016

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	800,143	(227,453)

NET ASSETS AVAILABLE FOR BENEFITS	$119,949,202	$176,442,563

The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Contributions
Participant	$8,299,025	$8,337,430
Employer	3,727,254	3,655,188

Total contributions	12,026,279	11,992,618

Investment income (loss)
Net appreciation (depreciation) in fair value of investments	(56,323,037)	11,541,692
Dividends	2,742,741	5,720,609
Interest	341,224	1,842,329

Net investment income (loss)	(53,239,072)	19,104,630

Benefits paid to participants	(15,234,383)	(11,943,112)
Administrative expenses	(46,185)	(53,877)

NET INCREASE (DECREASE)	(56,493,361)	19,100,259

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	176,442,563	157,342,304

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$119,949,202	$176,442,563

The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the employee’s initial date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 25% of their annual base compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions. Prior to January 1, 2008, the Company was required to contribute a 100% matching contribution up to 4% of a participant’s annual base compensation, subject to compensation limits of $225,000, adjusted for inflation. Effective January 1, 2008, the Company is required to contribute a 100% matching contribution of the first 3% and 50% of the next 2% that a participant contributes, subject to compensation limits of $230,000, adjusted for inflation. Participants self-direct all participant and Company contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Effective January 1, 2008, for any new participant or existing employee who is not participating, the Plan will automatically withhold 3% of the employee’s pay, on a pre-tax basis. The withheld funds will be deposited into an account under the employee’s name in the Plan, unless a waiver form was completed by the employee prior to December 14, 2007, or before receiving compensation for the first time subsequent to becoming eligible to participate.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Investments
Investment options include thirteen equity funds, one common collective trust fund, one bond fund, two money market funds, and Brady Corporation Class A Non-Voting Common Stock.
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. Company contributions will become vested after a two-year period of continuous service for all contributions made after January 1, 2008. Contributions made prior to January 1, 2008, will continue to become vested on a straight line basis over a three-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, or in-kind in shares of Brady Corporation Class A Non-Voting Common Stock.
Participant Loans
Participants may borrow from their plan accounts a minimum of $1,000 and up to 50% of their account balance with a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. As of December 31, 2008, the interest rates on outstanding loans range from 3.25% to 10.25%.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $103,340 and $89,070, respectively. These amounts were used to reduce employer contribution receivables as of December 31, 2008 and 2007.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable for fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plans. The Statement of Net Assets Available for Benefits presents the fair value of the investment contacts as well as the adjustment of the fully benefit-responsive investment contacts from fair value to contact value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contact value basis.
Adoption of New Accounting Guidance
The Plan adopted FASB Statement No. 157 (SFAS No. 157), “Fair Value Measurements”, on January 1, 2008, as it relates to financial assets and liabilities. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, defines fair value based upon an exit price model, establishes a framework for measuring fair value, and expands the applicable disclosure requirements. Refer to Note 4 below.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 below.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2008 and 2007.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions for the year ended December 31, 2008, in the amount of $5,252, and there were no excess contributions for the year ended December 31, 2007.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 3 — INVESTMENTS
The value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2008 and 2007, was as follows:

	2008	2007
Fidelity Advisors Equity Growth Fund	$21,803,220	$44,410,899
PNC Investment Contract Fund*	**20,931,871	**19,536,534
Vanguard Admiral Treasury	11,982,850	—
Fidelity Advisors Intermediate Bond Fund	—	9,592,730
Vanguard Institutional Index Fund	9,746,536	17,051,532
Vanguard Total Bond Index Inst	9,496,041	—
Fidelity Diversified International Fund	7,434,435	13,936,242
LSV Value Equity Fund	***	9,662,284
MFS Emerging Markets Equity Fund	***	11,235,879
Blackrock Money Market Portfolio*	—	9,220,174

*	Party-in-interest

**	This represents contract value which differs from fair value as noted in the supplemental schedule.

***	Less than 5% of the Plan’s net assets.
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Equity funds	$(56,340,558)	$10,933,221
Bond fund	218,740	(90,505)
Common collective trust fund	936,525	908,982
Brady Corporation common stock	(1,137,744)	(210,006)

Net appreciation (depreciation) in fair value of investments	$(56,323,037)	$11,541,692

NOTE 4 — FAIR VALUE MEASUREMENT
The Plan adopted SFAS No. 157, on January 1, 2008, as it relates to financial assets and liabilities. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, defines fair value based upon an exit price model, establishes a framework for measuring fair value, and expands the applicable disclosure requirements. SFAS No. 157 indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 4 — FAIR VALUE MEASUREMENT (continued)
SFAS No. 157 establishes a fair market value hierarchy for the pricing inputs used to measure fair market value. The Plan’s net assets measured at fair market value are classified in one of the following categories:

Level 1	Assets for which fair value is based on quoted market prices in active markets for identical instruments as of the reporting date.

Level 2	Assets for which fair value is based on valuation models for which pricing inputs were either directly or indirectly observable

Level 3	Assets for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any inputs that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
Shares of equity funds and bond funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Such securities are classified within Level 1 of the valuation hierarchy.
The common collective trust fund is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The money market funds are valued at a stable $1.00 net asset value. Such securities are classified within Level 2 of the valuation hierarchy.
Participant loans are valued at the amortized cost, which represents fair value. Such securities are classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 4 — FAIR VALUE MEASUREMENT (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as December 31, 2008.

	Level 1	Level 2	Level 3	Total
Equity funds	$71,524,084	$—	$—	$71,524,084
Bond fund	9,496,041	—	—	9,496,041
Money market funds	—	11,983,892	—	11,983,892
Brady common stock	2,992,404	—	—	2,992,404
Common collective trust fund	—	20,131,728	—	20,131,728
Participant loans	—	—	2,365,022	2,365,022

	$84,012,529	$32,115,620	$2,365,022	$118,493,171

The following table sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$2,464,347
Purchases, sales, issuance, and settlements (net)	(99,325)

Balance, end of year	$2,365,022

NOTE 5 — PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested employer matching contributions in their accounts.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 6 — FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
NOTE 7 — EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and common collective trust funds managed by the Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
At December 31, 2008 and 2007, the Plan held 124,944 and 113,899 shares, respectively of common stock of Brady Corporation, with a cost basis of $3,127,795 and $2,869,435, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income from the common stock of Brady Corporation of $69,176 and $70,972 respectively.
NOTE 8 — RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements are reported at contract value; however, they are recorded at fair value in the Plan’s Form 5500.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per financial statements	$119,949,202	$176,442,563

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(800,143)	227,453

Amounts reported per Form 5500	$119,149,059	$176,670,016

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 8 — RECONCILIATION TO FORM 5500 (continued)
The following table reconciles the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2008	2007
Amounts reported per financial statements	$(56,493,361)	$19,100,259

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	(800,143)	227,453

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(227,453)	118,501

Transfer of assets from Plan	11,702	—

Amounts reported per Form 5500	$(57,509,255)	$19,446,213

NOTE 9 — SUBSEQUENT EVENT
Effective January 1, 2009, the Plan was amended to cover the employees of the Tricor Direct, Inc.’s DAWG division.
Effective January 1, 2009, the Sorbent Products Co., Inc. Profit Sharing Plan; the Electromark Co. Permar Systems Inc. 401 (k) Profit Sharing & Trust; the AIO Acquisitions Inc. 401 (k) Plan; the IDR & CIPI Savings Plan; and the Tricor/EMED Co. Inc. 401 (k) Plan (formerly known as EMED Co. Inc. 401 (k) Plan) merged into the Brady Matched 401 (k) Plan.
Effective January 1, 2009, an eligible employee may contribute up to a maximum of 50% of his/her salary.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

BRADY MATCHED 401(K) PLAN	EIN #: 39-0178960
FORM 5500, SCHEDULE H, LINE 4i	Plan #: 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Fair
Description	Value
EQUITY FUNDS
MFS Emerging Markets Equity Fund	$4,231,916
Fidelity Advisors Equity Growth Fund	21,803,220
Fidelity Diversified International Fund	7,434,435
Blackrock Small Cap Growth Equity Portfolio*	4,345,687
American Century Small Cap Value Fund	3,439,606
LSV Value Equity Fund	5,164,210
T. Rowe Price Retirement 2010	3,371,220
T. Rowe Price Retirement 2020	4,694,547
T. Rowe Price Retirement 2030	3,372,668
T. Rowe Price Retirement 2040	2,530,401
T. Rowe Price Retirement 2050	46,847

Credit Suisse Commondity Return	1,342,791
Vanguard Institutional Index Fund	9,746,536

71,524,084

COMMON COLLECTIVE TRUST FUND
PNC Investment Contract Fund*	20,131,728

BOND FUND
Vanguard Total Bond Index Inst	9,496,041

MONEY MARKET FUNDS
Vanguard Admiral Treasury	11,982,850
Brady Stock Liquidity Fund*	1,042

11,983,892

COMMON STOCK
Brady Corporation Class A Non-voting*	2,992,404

PARTICIPANT LOANS, with rates of interest from 3.2% to 10.25% ; due through June 12, 2037*	2,365,022

TOTAL ASSETS (HELD AT END OF YEAR)	$118,493,171

*	Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY MATCHED 401(k) PLAN
Date: June 26, 2009	/s/ GARY VOSE
Gary Vose
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Clifton Gunderson LLP